UniCredit

RECEIVED

2007 APR -2 A

07022031

File No. 82 - 3185

Messrs.
UNITED STATES SECURITY AND EXCHANGE COMMISSION
FILING DESK
450 Fifth St. N.W. Judiciary Plaza
20549 Washington D.C. U.S.A.

Milan, March 26th, 2007

Re: Rule 12g3-2 (b) "Home Country Information" exemption

SUPPL

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Ordinary and Extraordinary Shareholders Meeting of UniCredito Italiano, which will be published in the Official Gazette of the Italian Republic on March 27th, 2007.

The above Notice will be also published in the "Sole 24 Ore", "La Repubblica", (Italian edition), in the "Financial Times" (European edition), in the "Frankfurter Allgemeine Zeitung" and in the "Wertpapier-Mitteilung" (German edition) on March 27th 2007.

With kindest regards, we remain,

Yours faithfully,

UniCredito Italiano
Direzione Centrale

PROCESSED
APR 06 2007
THOMSON FINANCIAL

Corporate Affairs

Leo

UniCredit S.p.A.

Via San Protaso, 3
20121 Milano MI
Tel. 02.88621
e-mail info@unicredit.it

4/2

UniCredit

A Joint Stock Company - Registered Office in Genoa - Via Dante, 1 - Head Office in Milan – Piazza Cordusio; Registered with the Genoa Courts in the Companies Register, fiscal code and VAT number 00348170101; Registered in the Register of Banking Groups and Parent Company of the UniCredito Italiano Banking Group registered with code 3135.1 - Member of the Interbank Fund for Deposit Protection Capital: € 5,220,422,546.50, fully paid up.

The shareholders of UniCredito Italiano are hereby convened to an Ordinary and Extraordinary Shareholders' Meeting to be held on 30th April 2007 at 8.30 am in Via Dante 1, Genoa, and, if necessary, with regard to the extraordinary session, in second call, on 9th May 2007 at 8.30 am in the same location. If the necessary quorum is not reached, the Shareholders' Meeting is convened in second call for the ordinary session and in third call for the extraordinary session, on 10th May 2007 at 10.00 am at the same location, to discuss and to resolve on the following

AGENDA

Ordinary Part

1. Extension of the appointment of KPMG S.p.A. for the accounting audit of the Company's financial statement, consolidated financial statement, the half year report and the intermediate consolidated financial statement;
2. Presentation of the financial statement as at 31 December 2006, the attached Directors' and Auditing Company's Reports; Board of Statutory Auditors' Report. Presentation of the consolidated financial statement;
3. Allocation of the net profit of the year;
4. Determination of the number of the Directors;
5. Delegation to the Board of Directors to reallocate the remuneration already resolved on by the Shareholders Meeting in favour of the Members of both the Executive and the Audit Committee in the event of a reorganization of the Board Committees;
6. Appointment of the Board of the Statutory Auditors, of its Chairman and the substitute Directors;
7. Determination of the remuneration due to the Board of Statutory Auditors;
8. UniCredit Group Long Term Incentive Plan 2007.

Extraordinary Part

1. Delegation to the Board of Directors of the authority to resolve, according to Section 2443 of the Italian Civil Code, a cash capital increase pursuant to Section 2441 paragraphs 1, 2 and 3 of the Italian Civil Code, also in more times and for a maximum period of five years starting from the shareholders' meeting resolution, of a maximum nominal value of € 525,000,000 corresponding to a maximum number of 1,050,000,000 ordinary shares UniCredito Italiano of par value of EUR 0.50 each; consequent amendments to the Articles of Association;
2. Delegation to the Board of Directors, under the provisions of section 2443 of the Italian Civil Code, of the authority to resolve, on one or more occasions for a maximum period of one year starting from the date of the shareholders' resolution, to increase share capital, with the exclusion of subscription rights, as allowed by section 2441.8 of the Italian Civil Code, for a maximum nominal amount of € 23,675,000 to service the exercise of options to subscribe to up to 47,350,000 ordinary shares in UniCredit of par value € 0.50 each, to be

reserved for Management of the Holding Company and of Group banks and companies who hold positions of particular importance for the purposes of achieving the Group's overall objectives; consequent amendments to the Articles of Association;

3. Delegation to the Board of Directors, under the provisions of section 2443 of the Italian Civil Code, of the authority to resolve, on one or more occasions for a maximum period of five years starting from the date of the shareholders' resolution, to carry out a free capital increase, as allowed by section 2349 of the Italian Civil Code, for a maximum nominal amount of € 5,500,000 corresponding to up to 11,000,000 ordinary shares in UniCredit of par value € 0.50 each, to be granted to Management of the Holding Company and of Group banks and companies, who hold positions of particular importance for the purposes of achieving the Group's overall objectives; consequent amendments to the Articles of Association;

4. Amendments to clauses 6, 11, 12, 14, 17, 20, 21, 23, 27 and 36 of the Articles of Association and insertion of a new Section XII and a new clause 40 into the Articles of Association.

The dividend approved by the shareholders will be paid on 24th May 2007 (with the shares going ex-dividend on 21st May 2007).

The directors' reports on the above items, together with a copy of the financial statements for the year ended 31st December 2006 and the reports by the Board of Directors, the independent auditors and the Board of Statutory Auditors as well as a copy of the Long-term incentive plan for 2007, will be filed by 13th April 2007 at the company's registered office and head office as well as at Borsa Italiana S.p.A. This documentation may be examined by the shareholders and will also be available on the company's website at www.unicreditgroup.eu.

Under article 12 of the company's Articles of Association and article 3 of its Shareholder Meeting Regulations, meetings may be attended by those holders of ordinary shares who, even though already recorded in the Register of Shareholders, display a copy of the notification that Monte Titoli participant issued to the Company and which, in compliance with applicable law, are obliged to make available to them. It has been recalled that, in accordance with article 12 of the company's Articles of Association, the company must receive the notification sent by Monte Titoli participant at least two working days before the date scheduled for the meeting.

If the necessary quorum in first call is not reached, **another notification** shall be sent to the company for the purposes of attending the meeting on 9th May (in second call for the extraordinary session) and on 10 May (in second call for the ordinary session and third call for the extraordinary session). This second notification shall reach the company by no later than 7th May 2007.

As a result, the shares will be frozen from the period starting 26th April 2007 until 30th April 2007 as well as from the period starting 7th May 2007 until the end of the shareholders' meeting.

In accordance with the by-laws relative to General Meeting procedures, present members and alternate members of the Board of Statutory Auditors are appointed according to lists in which the candidates are numbered progressively.

The lists must be presented by shareholders representing at least one per cent of the voting rights in the ordinary General Meeting. The lists must be deposited at the Company's registered office and published in two national daily newspapers, including one financial, at least ten days before the set date for the first convening of the General Meeting. Shareholders must at the same time submit notices to the Registered Office that provide details of the ownership of the number of shares needed to present lists, produced by the brokers holding their accounts.

The promoters must deposit together with the lists an irrevocable acceptance of responsibility of the candidates (conditional on their appointment), a statement which proves that neither any reasons for ineligibility nor any foreclosure exist together with documents certifying the possession of the required professional respectability qualifications imposed by current legislation; in case of inability to deposit these documents within the foreseen time limits, a declaration must be deposited in which the candidate, under his own personal responsibility, attests he possesses the required qualification provided for by the law.

Dieter RAMPL

(CHAIRMAN OF THE BOARD OF DIRECTORS)

Shareholders are kindly invited to arrive earlier than the scheduled time in order to facilitate the preliminary proceedings and to commence the meeting on time.
Shareholders wishing not to attend personally can be represented by a proxy (more than one proxy for the same shareholder is not permitted). As provided for by article 13 of the company's Articles of Association, "except where otherwise governed by current laws on proxy voting, shareholders with the right to attend shareholders' meetings may be represented by third parties (whether shareholders or not), pursuant to section 2372 of the Italian Civil Code".

END